CECILY

@CECILYBK

A NEIGHBORHOOD WINE BAR
OFFERING NATURAL WINE AND
CELEBRATED CLASSICS TO PAIR WITH
THOUGHTFUL SEASONAL FOOD



ENTERPRISE OPPORTUNITY

AND RETURN ON INVESTMENT

- Initial investment of $800,000 in exchange for 40% equity. Remaining ownership will be split between 3 managing partners. An additional $150,000 in start-up funding to come in the form of a minimum interest line of credit, already acquired.

- Minimum buy-in of $10,000

- Initial investment distributed at a preferential rate of 100% until repayment

- Repayment expected in year 3 of operation

- 19% - 22% annual return on initial investment in years 5 – 10, averaging $153,000 annually

MANAGEMENT TEAM

As three managing partners with equal ownership, we represent over 35 years of experience in New York hospitality. Each of us brings a unique and complementary skill set to the table, leadership experience, and a broad perspective on the operations of some of the city's most successful bars and restaurants.

TARA NOBLE

Tara has over a decade of experience in the food and beverage industry, working in roles ranging from hostess to server, bartender to manager, accountant to consultant. She currently owns her own consulting firm specializing in New York City restaurants and catering businesses, Third Space Hospitality LLC. Tara's clients include Michelin-starred Aska in Williamsburg, West Village favorite King, Fort Greene caterers Table BK, and many others. Tara has also helped multiple clients navigate the mandatory Covid-19 closure in 2020 and reopen successfully. During the pandemic, Tara ran pop-up latke project Luxe Latkes, receiving write-ups in Eater, the Greenpointer, and the Infatuation.

KRISTIN MA

Kristin began her wine journey while in graduate school at a large retail wine & spirits store in NYC. What started as a summer gig turned into a lifelong passion for wine and retelling the stories of terroir and winemakers. Most recently she was a sommelier at WS in Hudson Yards where she worked under Master Sommelier Michaël Engelmann. She led guests through an extensive list boasting 2,000+ cuvées that included rare Napa and Bordeaux verticals dating back to the 1970s. She also ran Anfora in the West Village as Beverage Director & General Manager. She curated a wine list focused on natural and orange wines from esoteric places and taught monthly classes on regional wines and food pairings. She has previously worked at Locanda Verde, L'Artusi and LaLou among others. She earned her WSET Diploma in Wine & Spirits with Merit in 2021 and is currently working on her CMS Advanced Sommelier.

STEPHAN ILNYCKYJ

Stephan began his cooking career at Jean Georges' Spice Market at 25, after studying classical piano and computer science. He was born in New Jersey to Ukrainian parents, and has always been a serious music and computer nerd. He applies the same precision to his cooking, and honed his skills at a long list of respected New York restaurants including Betony, Estela, Eleven Madison Park, and Norman. Most recently Stephan was running the kitchen at Clover Hill in Brooklyn Heights. Stephan's food focuses on quality ingredients, sourced with care and prepared with attention, that just makes you feel good to eat.

BUSINESS BASICS

CECILY	
Location	Greenpoint, Brooklyn, NY
Type	Restaurant & Cafe
Size	2000 Sq Ft (Plus roof deck)
Days Open	Monday - Sunday
Hours	11:00 am - 12:00 am
Day Parts	Lunch & Dinner
Seats	10 at bar, 40 inside
Service Types	Table Service / Lunch counter service
Check Avg Lunch	$40 / 42 Covers
Check Avg Dinner	$58 / 91 Covers
Sales / month	$200,000
Sales / year	$2,400,000

CECILY IS:

- A neighborhood restaurant with natural wines and celebrated classics, and a concise menu of seasonal snacks & larger plates
- Vegetarian, vegan and pescatarian friendly - without alienating our carnivore friends!
- An space for private parties and buyouts, with multiple dining areas (including a mezzanine and roof deck) for more flexible event options
- Open during daytime hours with both a wine list, coffee and non-alcoholic beverage program
- A welcoming space that takes food, wine and hospitality seriously in an atmosphere without pretension
- Family friendly, with a guest profile that skews toward young creatives and members of the hospitality industry

LOOK AND FEEL



WARM, ECLECTIC,
AND PLANT-FILLED

RENDERINGS

A MULTI-LEVEL SPACE WITH MEZZANINE AND ROOF DECK, ANCHORED BY A CUSTOM WINE WALL OF GLASS AND METALWORK





THE FOOD EXPERIENCE

SIMPLE, COLORFUL, GENEROUS, AND SEASONAL



SAMPLE MENU FOR SPRING

DAYTIME

Croissant • Cinnamon Bun •
Orange Kouign Amann
5

Olives 6
Pretzel Crackers 5
Chips with Bayley Hazen 8
Focaccia with Spring Onion 9
Asparagus Salad with Pancetta 13
Brown Rice with Pickles and an Egg 12
Fennel Sandwich on Caraway Rye 16
Grilled Roti and Pea Hummus 15
Spring Lettuce Caesar 15
Daily Quiche 8

DESSERT

Harbison and Pretzel Crackers
Honey Cake with Cream
Chocolate Pudding

DINNER - STARTERS

Olives 6
Jamon Mangalitsa 8
Fried Pickled Ramps with Aioli 11
Spring Crudite with Fall Ferments 12
Parker House Rolls with Yogurt and Dill 13
Gougeres with Chicken Liver Mousse 14
Grilled Roti and Pea Hummus 15
Chips with Bayley Hazen 8
Spring Lettuce Caesar 15

DINNER - MAINS

Toast with Morel Mushrooms 16
Charred Leeks with Romanesco 17
Grilled Fiddleheads, Meyer Lemon 15
Fennel Sandwich on Caraway Rye 16
Sunchoke Gnocchi a la Parisienne 19
Brook Trout with Salsa Verde 24

DRINK EXPERIENCE

CHEERFUL, APPROACHABLE AND NATURAL



SAMPLE DRINKS MENU

"Wine is a product of the land, the site and the soil, as well as the sweat & soul of grape growers and winemakers. We seek to honor each of these requisite elements by writing a list that showcases these stories: we work with growers who pay tribute to the land by using sustainable growing practices, including biodynamic and organic methods; we select wine from ancient sites and soils that express new and old experiences alike; and we share in the passion of winemakers who make delicious libations."

- Beverage Director Kristin Ma

NON-ALCOHOLIC

House Drip	3/3.5/4
Iced	4.5
Chai Latte	4
Tea	3

Sencha • Black • Chamomile
Mint • Hibiscus

House Ginger Beer	4
Kombucha	4

With Bells On	7

Honey • Raspberry • Lemon

Quilters Daughter	9

Tonic • Rose • Bitters

WINE & BEER

Join us Thursday for Jerobaum happy hour—$7 glasses of our favorite large-formats, 'til the bottle's gone!

	glass/bottle
House Red	11/40
House White	11/40
Verdejo	12/48
Malvasia	14/56
Sauvignon	13/52
Rioja	16/64
Malbec	13/52
Blaufrankisch	14/56
Pinot Noir	15/60
Lager	8
IPA	10

COCKTAILS—13

Lost Sailor
Rum • Grapefruit • Coffee • Mint

Sweet Pea
Gin • Citrus • Clover • Aquafaba

Three-Legged Race
Rye • Brandy • Sfumato

Noblesse Oblige
Sherry • Vermouth • Tiki Bitters

Cryptid Reviver
Mezcal • Vermouth Maraschino • Absinthe

STAFFING PHILOSOPHY

For decades, paying a living wage and providing the benefits of stock ownership (as is typical for most corporate jobs) has been seen as radical and untested in the hospitality industry. As employees, we have felt the effects of that mindset - and know that we can create a better atmosphere for our team. In many ways, Cecily is defined by our staffing philosophy, and we will leverage those values to attract and retain the strongest candidates, generate goodwill in media coverage, and appeal to the most socially-conscious demographic.

CROSS-TRAINED

With a novel tip structure that awards points based on skills mastered across the traditional back of house/front of house divide, employees are encouraged to follow their interests and learn all aspects of the business. The Cecily staff will consist largely of members who see a future in the industry, and want to develop a broad set of skills under supportive management.

SMALL & LOCAL

By using a flat staffing model and a limited menu, closing one day/week for most of the first year, and maintaining active shifts for all managing owners, the staff list will stay short and primarily full-time.
Staff will be hired preferentially from the immediate area and Greenpoint in general.

WELL PAID

The hospitality industry is in the middle of a historic labor shortage, with increased competition for the most qualified candidates. Besides affecting guest perceptions, high employee turnover can also cost as much as $5,800 per employee, and restaurants have one of the highest employee turnover rates of any industry. Paying well, providing benefits, awarding ownership in the form of profit sharing, and maintaining transparency has both direct and indirect benefits to the bottom line.

GREENPOINT

Greenpoint is a hotspot of new development and city investment, but some commercial rent remains affordable - for the time being. New residents and workers in the neighborhood will look to businesses that maintain a sense of place and individuality.

GREENPOINT LANDING

- A 22-acre development site, transforming a formerly industrial area into a tree-lined, residential haven
- 11 residential towers and 5,500 residential units
- Approximately 1,400 affordable units
- First building, One Blue Slip, completed in 2018 and leased fully in year one
- Extends public waterfront greenspace and renovates existing

OTHER DEVELOPMENTS

- Over 3,000 units in other developments currently under construction along waterfront, including 40-story Calyer Pl
- Over 700 units across three developments slated for completion between Q2 2022 and Q3 2023
- Renovation and expansion of the Acme Fish factory includes 545,000 sq ft of retail/office space and public outdoor terrace over 21,000 sq ft.
- Proposed development at 40 Quay, with 900 units



Average Income
0 - 28,000
28,000 - 35,000
35,000 - 40,000
40,000 - 45,000
45,000 - 51,000
51,000 - 56,000
56,000 - 64,000
64,000 - 75,000
75,000 - 93,000
93,000 - and more
GREENPOINT
East River
Agra Taj Mahal
WNYC Transmitter Park
Greenpoint Av
Taqueria Ramirez
Peter Pan Donut & Pastry Shop
Nassau Av
Spritzenhaus33
VITAL Climbing Gym - Brooklyn
Smorgasburg
McCarren Park
McCarren Park Pool
TALEA Beer Co
Qahwah House
Trader Joe's
Bedford Av
Radegast Hall
Lilia

DEMOGRAPHICS

- Median income $76,000 as of 2016 and increasing
- Most residents are middle aged adults, ratio of college aged and elderly is much lower: 41% of residents are 25 - 44

COMP SET & NEIGHBORHOOD

NYC COMPS





LALOU

COMPAGNIE DES VINS SURNATURELS CENTRE ST

RUFFIAN
WINE BAR & CHEF'S TABLE





THE TEN BELLS

RHODORA

NEIGHBORHOOD

Transportation Hub
New Development
Neighborhood Comp
5 min
10 min
15 min
GREENPOINT
East River
Greenpoint Ave
Manhattan Ave
Nassau Ave
Dupont St
Eagle St
Huron St
Java St
Kent St
Milton St
Noble St
Franklin St
West St
Leonard St
Eckford St
Newel St
Jewel St
Moultrie St
Humboldt St
Russell St
N Henry St
Monitor St
Kingsland Ave
Diamond St
Driggs
Graham Ave
N 11th St
N 5th St
Richardson St
Frost St
KanaHashi
Sushi restaurant
Agra Taj Mahal
Edge Auto Rental
WNYC Transmitter Park
Taqueria Ramirez
Peter Pan Donut & Pastry Shop
Ponyboy
Msgr. McGolrick Park
VITAL Climbing Gym - Brooklyn
Hatchets & Hops - Brooklyn Axe Throwing
Smorgasburg
Temporarily closed
Regeneration
Qahwah House
TALEA Beer Co
Lilia
Trader Joe's
Radegast Hall & Biergarten
Bedford Av
Twinkle Playspace
Sunoco Gas Sta
Brooklyn Ste

Walking Distance to: Nassau and Greenpoint G Stops, Bedford Ave L Stop, 2 Ferry stops, 7+ new residential developments, McCarren Park, Bushwick Inlet Park, Acme Fish Development, Wythe and William Vale Hotels, Manhattan Avenue and Bedford Avenue Shopping

PRESS

GREENPOINTERS

https://greenpointers.com/2022/11/04/cecily-a-new-restaurant-from-greenpoint-locals-will-take-over-former-irl-gallery-space/


EAT & DRINK
CECILY, A NEW RESTAURANT FROM GREENPOINT LOCALS, WILL TAKE OVER FORMER IRL GALLERY SPACE
Emma Davey | November 4, 2022

EATER

https://ny.eater.com/2022/11/7/23440707/don-angie-opening-new-modern-italian-restaurant-manhattan-2023

Hospitality vets team up on a new Greenpoint restaurant

Three hospitality veterans will come together at a new restaurant in Greenpoint. Kristin Ma, a sommelier at the Michelin-starred Estela; Stephan Ilnyckyj, a chef at Prospect Heights restaurant LaLou; and Tara Noble, who consults on New York City restaurants, are taking over the space at 80 Franklin Street and Banker Street, which was most recently home to IRL Gallery, according to Greenpointers. The new spot, called Cecily, will function as a cafe during the day and a restaurant at night with a focus on natural wine. Opens in 2023.

https://ny.eater.com/2022/7/1/23158684/best-pop-ups-in-nyc

Cecily at Agi's Counter

Cecily is a new restaurant coming to Greenpoint this fall from Kristin Ma, a sommelier at Estela; Stephan Ilnyckyj, a chef at Prospect Heights restaurant LaLou; and Tara Noble, a hospitality consultant. Next week, they're doing a test-run at Agi's Counter. The dinner will be hosted on March 14, from 5:30 to 9:30 p.m., with the menu posted ahead of the event. *818 Franklin Avenue, near Eastern Parkway, Crown Heights*

CAPITAL REQUIREMENTS

CAPITAL BUDGET	
Construction/Design/FFE	$500,000
Professional & Organizational	$34,000
Startup Inventory	$50,000
Payroll	$68,000
Occupancy	$75,000
Marketing and Branding	$14,000
General and Administrative	$38,000
Supplies	$21,000
Working Capital	$150,000
TOTAL	$950,000

CONSTRUCTION AND DESIGN

$250 per square foot buildout costs

PAYROLL

3 Months Budget for 3 Owner Partners, 1-2 weeks training for all hourly staff

OCCUPANCY

First, last, security and up to 5 months pre-opening

ADMINISTRATIVE EXPENSE

$18,000 for Insurance and Utilities

MARKETING AND BRANDING

$12,000 for branding: collateral, graphic design, web design, etc

WORKING CAPITAL

15% Startup costs/$150,000 to cover first-year losses

FIRST YEAR PROJECTION

Enterprise:	Cecily
Type:	Wine Bar
Days of Operation:	Monday - Sunday
Hours of Operation:	11 am - 12 am
Location:	Greenpoint, Brooklyn

P&L YEAR 1 SUMMARY
In $ (unless otherwise noted)

1 YEAR RAMP UP ASSUMP.	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Dine-In Ramp Up	30%	45%	65%	80%	90%	95%	95%	100%	100%	100%	100%	100%
Events Ramp Up	0%	0%	0%	0%	0%	25%	50%	60%	70%	80%	90%	100%
CSA/Retail Ramp Up	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

SALES	AVERAGE	September	October	November	December	January	February	March	April	May	June	July	August	Year 1	%
Dine in - Food	68,600	28,305	42,457	58,261	75,480	55,195	67,224	71,706	94,350	94,350	94,350	75,480	66,045	823,200	46%
Dine in - Beverage	67,421	27,818	41,728	57,260	74,182	54,246	66,069	70,473	92,728	92,728	92,728	74,182	64,910	809,052	45%
Events	12,610	0	0	0	0	0	7,275	12,125	27,645	33,950	38,800	21,825	9,700	151,320	8%
CSA/Retail	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0%
TOTAL SALES	**148,631**	**56,123**	**84,185**	**115,520**	**149,662**	**109,440**	**140,568**	**154,304**	**214,723**	**221,028**	**225,878**	**171,487**	**140,654**	**1,783,572**	**100%**
COST OF GOODS	37,812	14,623	21,935	30,100	38,996	28,515	36,098	39,326	53,943	55,128	56,040	43,100	35,945	453,749	25%
GROSS PROFIT	**110,819**	**41,500**	**62,250**	**85,421**	**110,667**	**80,925**	**104,469**	**114,978**	**160,780**	**165,899**	**169,837**	**128,388**	**104,709**	**1,329,823**	**75%**
EXPENSES															
Salaries & Wages	57,896	40,489	48,977	50,345	53,326	53,326	53,326	54,526	67,153	73,166	73,166	60,538	66,412	694,749	39%
Direct Expenses	7,205	4,180	5,370	7,155	7,750	7,750	7,750	7,750	7,750	7,750	7,750	7,750	7,750	86,455	5%
Marketing	3,178	7,040	7,160	2,340	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400	38,140	2%
Utilities	3,173	1,322	1,884	2,510	3,193	2,389	3,011	3,286	4,494	4,621	4,718	3,630	3,013	38,071	2%
General and Admin	9,860	6,898	7,821	8,895	9,940	8,774	9,676	10,075	11,827	12,010	12,150	10,573	9,679	118,319	7%
Occupancy Costs	10,667	10,667	10,667	10,667	10,667	10,667	10,667	10,667	10,667	10,667	10,667	10,667	10,667	128,000	7%
Total Op. Expenses	**81,311**	**70,596**	**81,879**	**81,912**	**87,276**	**85,305**	**86,830**	**88,704**	**104,291**	**110,613**	**110,851**	**95,558**	**99,920**	**1,103,735**	**62%**
OTHER EXPENSES	**4%**	**0**	**500**	**497**	**9,473**	**7,056**	**8,920**	**9,741**	**13,363**	**13,738**	**473**	**10,758**	**466**	**74,984**	**4%**
EBITDA	**12,592**	**(29,096)**	**(20,129)**	**3,012**	**13,918**	**(11,437)**	**8,719**	**16,534**	**43,126**	**41,549**	**58,514**	**22,071**	**4,323**	**151,104**	**8%**
DEPR/AMORT	**7,184**	**7,184**	**7,184**	**7,184**	**7,184**	**7,184**	**7,184**	**7,184**	**7,184**	**7,184**	**7,184**	**7,184**	**7,184**	**86,206**	**5%**
Net Profit	**1,925**	**(36,279)**	**(27,313)**	**(4,171)**	**6,734**	**(18,620)**	**1,535**	**9,350**	**35,942**	**34,365**	**51,330**	**14,887**	**(2,860)**	**64,899**	**4%**

TEN YEAR PROJECTION

Enterprise: Cecily
Type: Wine Bar
Days of Operation: Monday - Sunday
Hours of Operation: 11 am - 12 am
Location: Greenpoint, Brooklyn

10 YEAR P&L SINGLE LOCATION
In $ (unless otherwise noted)

10 YEAR GROWTH RATE ASSUMP.	Yr 1	Yr 2**	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10
Sales*		0.0%	6.0%	4.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
COGS		0.0%	4.0%	4.0%	3.0%	4.0%	3.0%	3.0%	3.0%	3.0%
Expenses (see payroll sheet for 5-year payroll detail calculation)		3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Rent Escl.		0.0%	5.0%	0.0%	5.0%	0.0%	5.0%	0.0%	5.0%	0.0%

	Yr 1	%	Yr 2**	%	Yr 3	%	Yr 4	%	Yr 5	%	Yr 6	%	Yr 7	%	Yr 8	%	Yr 9	%	Yr 10	%
REVENUE																				
Dine in - Food	823,200	46%	1,004,823	41%	1,065,113	41%	1,118,368	41%	1,151,919	41%	1,197,996	41%	1,233,936	41%	1,270,954	41%	1,309,083	41%	1,348,355	41%
Dine in - Deverage	809,052	45%	987,553	40%	1,046,806	40%	1,099,147	40%	1,132,121	40%	1,177,406	40%	1,212,728	40%	1,249,110	40%	1,286,583	40%	1,325,181	40%
Events	151,320	8%	426,800	17%	452,408	17%	475,028	17%	489,279	17%	508,850	17%	524,116	17%	539,839	17%	556,035	17%	572,716	17%
CSA & Retail	0	0%	46,824	2%	49,633	2%	52,115	2%	53,679	2%	55,826	2%	57,500	2%	59,225	2%	61,002	2%	62,832	2%
GROSS REVENUE	1,783,572	100%	2,466,000	100%	2,613,960	100%	2,744,658	100%	2,826,998	100%	2,940,078	100%	3,028,281	100%	3,119,129	100%	3,212,703	100%	3,309,084	100%
COST OF GOODS	453,749	25%	621,969	25%	646,848	25%	672,722	25%	692,903	25%	720,619	25%	742,238	25%	764,505	25%	787,440	25%	811,063	25%
GROSS PROFIT	1,329,823	75%	1,844,032	75%	1,967,113	75%	2,071,937	75%	2,134,095	75%	2,219,459	75%	2,286,043	75%	2,354,624	75%	2,425,263	75%	2,498,020	75%
SALARIES AND WAGES																				
Salaries & Wages	694,749	39%	928,677	38%	1,020,248	39%	1,083,963	39%	1,142,081	40%	1,191,569	41%	1,228,764	41%	1,265,107	41%	1,303,890	41%	1,363,404	41%
Profit Share	0	0%	15,110	1%	31,188	1%	31,938	1%	34,262	1%	48,859	2%	51,629	2%	52,710	2%	55,039	2%	75,065	2%
TOTAL SALARIES	694,749	39%	928,677	38%	1,020,248	39%	1,083,963	39%	1,142,081	40%	1,191,569	41%	1,228,764	41%	1,265,107	41%	1,303,890	41%	1,363,404	41%
OPERATING EXPENSES																				
Direct Expenses	86,455	5%	95,790	4%	98,664	4%	101,624	4%	104,672	4%	107,812	4%	111,047	4%	114,378	4%	117,810	4%	121,344	4%
Marketing	38,140	2%	29,664	1%	30,554	1%	31,471	1%	32,415	1%	33,387	1%	34,389	1%	35,420	1%	36,483	1%	37,577	1%
Utilities	38,071	2%	53,272	2%	54,870	2%	56,516	2%	58,211	2%	59,958	2%	61,756	2%	63,609	2%	65,517	2%	67,483	2%
General and Admin	118,319	7%	142,875	6%	147,162	6%	151,577	6%	156,124	6%	160,808	5%	165,632	5%	170,601	5%	175,719	5%	180,990	5%
Occupancy Costs	128,000	7%	128,600	5%	134,618	5%	135,255	5%	141,580	5%	142,255	5%	148,905	5%	149,621	5%	156,610	5%	157,370	5%
Total Operating Expenses	408,985	23%	450,201	18%	465,867	18%	476,441	17%	493,002	17%	504,220	17%	521,728	17%	533,629	17%	552,139	17%	564,765	17%
OTHER EXPENSES	74,984	4%	153,269	6%	161,621	6%	168,915	6%	173,285	6%	179,477	6%	184,152	6%	188,960	6%	193,906	6%	198,998	6%
EBITDA	151,104	8%	311,884	13%	319,377	12%	342,618	12%	325,726	12%	344,193	12%	351,399	12%	366,927	12%	375,327	12%	370,854	11%
CUMMULATED EARNINGS	151,104		462,988		782,365		1,124,983		1,450,708		1,794,901		2,146,300		2,513,227		2,888,555		3,259,409	